K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 21, 2017

VIA EDGAR

Keith Gregory

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on the Preliminary Proxy Statement on Schedule 14A for EQ Advisors Trust — All Asset Moderate Growth - Alt 15 Portfolio (File No. 811-07953)

Dear Mr. Gregory:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided on January 26, 2017, concerning the Trust’s preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 17, 2017, and the Trust’s responses thereto. The proxy statement is to be used in connection with a special meeting of the shareholders of the All Asset Moderate Growth - Alt 15 Portfolio (the “Portfolio”), a series of the Trust, anticipated to be held on March 28, 2017 (the “Meeting”). The Meeting is being held (1) to approve a new Investment Management Agreement between the Trust and AXA Equitable Funds Management Group, LLC (the “Manager”) with respect to the Portfolio; and (2) to approve changes to the Portfolio’s fundamental investment restrictions with respect to diversification, issuing senior securities, borrowing money, underwriting, concentrating, investing in real estate, investing in commodities, and making loans. Changed pages from the proxy statement reflecting the Trust’s responses to your comments have been included as an attachment hereto. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the proxy statement.

General Comment

1. Comment (Proxy Statement): Please update all December 31, 2015, information throughout the Proxy Statement.

Response: The Trust has updated all December 31, 2015 information with December 31, 2016 information. As noted in the transmittal letter that accompanied the Trust’s preliminary proxy statement filing, due to the timing of the preliminary proxy statement filing relative to the close of the Trust’s 2016 fiscal year, the Trust included fee and expense information for its fiscal year ended December 31, 2015 in the preliminary proxy statement filing but intended to include updated fee and expense information for its fiscal year ended December 31, 2016 in the definitive proxy statement filing.

Keith Gregory

February 21, 2017

Comments on Proxy Materials

2. Comment (Dear Contractholder Letter): Please consider moving the penultimate paragraph on the last page of the letter to the second paragraph on the first page of the letter. Also, please explain the difference between shareholders and Contractholders and consider explaining that the term “shareholders” means Insurance Companies.

Response: The Trust has moved the penultimate paragraph on the last page of the letter to become the new second paragraph on the first page of the letter and has revised the paragraph to read as follows:

As an owner of a variable life insurance policy and/or variable annuity contract or certificate (a “Contract”) that participates in the Portfolio through the investment divisions of a separate account or accounts established by AXA Equitable Life Insurance Company or another insurance company (each, an ~~the~~ “Insurance Company”), you (a “Contractholder”) are entitled to instruct the Insurance Company that issued your Contract how to vote the Portfolio shares related to your interest in those accounts as of the close of business on December 31, 2016. The Insurance Company that issued your Contract is the record owner of the Portfolio shares related to your interest in those accounts and may be referred to as a “shareholder.” The attached Notice of Special Meeting of Shareholders and Proxy Statement concerning the Meeting describe the matters to be considered at the Meeting.

3. Comment (Dear Contractholder Letter): In the paragraph describing Proposal 1, you indicate that Proposal 1 is being presented in connection with implementing a change in the Portfolio’s investment strategy. This statement is confusing, as the Portfolio’s investment strategy will not change unless Proposal 1 is approved. Please consider including in the letter disclosure that indicates that if shareholders do not approve the proposed New Management Agreement, then the retention of DoubleLine as the new sub-adviser for the Portfolio and the changes to the Portfolio’s investment objective, strategies and policies, performance benchmarks, and name will not go into effect.

Response: After considering Comment 3 along with Comments 4 and 5 below, the Trust has revised the paragraph describing Proposal 1 and has added another paragraph, as follows:

Under Proposal 1~~, in connection with implementing a change in investment strategy for the Portfolio~~, the shareholders of the Portfolio are being asked to approve a new investment management agreement between the Trust and AXA Equitable Funds Management Group, LLC (the “Manager”) with respect to the Portfolio. The new investment management agreement ~~will include an increased~~

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February 21, 2017

would increase the Portfolio’s investment management fee ~~rate~~ from an annual rate of 0.10% of average daily net assets to a maximum annual rate of 0.75% of average daily net assets~~, which~~. The increased investment management fee rate will enable the Manager to effect a repositioning of the Portfolio and change the investment strategy of the Portfolio from a fund-of-funds strategy to a strategy implemented by a new sub-adviser, DoubleLine Capital LP (together with its affiliate DoubleLine Equity LP, “DoubleLine”), whereby the Portfolio invests directly in a diversified range of securities and other financial instruments, including derivatives. Although the Manager and the Board of Trustees are proposing ~~an~~a significant increase in the investment management fee, the increase would be offset to a significant extent by ~~the elimination~~ a reduction of the fees and expenses associated with the underlying funds in the current fund-of-funds strategy. ~~Also, the Manager would agree, through at least April 30, 2018, to a contractual expense limitation arrangement that is lower than the Portfolio’s existing expense limitation arrangements.~~ If the proposed repositioning described in the Proxy Statement is implemented, it is estimated that the total annual operating expense ratios (including fees and expenses of the underlying funds in which the Portfolio invests) of each class of shares of the Portfolio, for the fiscal year following the repositioning, will be lower than the total annual operating expense ratios (including fees and expenses of the underlying funds in which the Portfolio invests) of each class of shares of the Portfolio for the fiscal year ended December 31, 2016.

If shareholders do not approve the proposed new investment management agreement, then the retention of DoubleLine as sub-adviser for the Portfolio and the proposed changes to the Portfolio’s investment objective, strategy and policies, performance benchmarks, and name (all as described in greater detail in the Proxy Statement) would not go into effect. Instead, the Portfolio would continue to operate as a “fund-of-funds” in accordance with its current investment objective and strategy and its investment management fee rate would remain unchanged. In that event, the Board of Trustees may further consider other alternatives for the Portfolio, such as liquidating the Portfolio or reorganizing the Portfolio into another investment company.

The Trust has made conforming revisions to this same paragraph where it appears in the “Overview” section of the Proxy Statement.

4. Comment (Dear Contractholder Letter): In the paragraph describing Proposal 1, you indicate that “the Manager and the Board of Trustees are proposing an increase in the investment management fee.” The SEC staff notes that the current investment management fee is 0.10% and the proposed investment management fee is 0.75%. Accordingly, please revise the text to indicate that the increase in the investment management fee is “significant.” We note that disclosure elsewhere in the Proxy Statement indicates that the increase in the investment management fee is significant (see, e.g., disclosure under the caption “Proposed New Management Agreement and Investment Management Fee”). Please make conforming changes throughout the Proxy Statement.

Keith Gregory

February 21, 2017

Response: The Trust has made the requested change, as shown in its response to Comment 1 above. The Trust also has made conforming changes elsewhere in the Proxy Statement, where appropriate.

5. Comment (Dear Contractholder Letter): In the paragraph describing Proposal 1, please clarify what may happen after April 30, 2018 (for example, there is no guarantee that the waiver will continue, and fees may increase). Please also clarify whether the new fee waiver is contingent on approval of Proposal 1. Please make conforming changes throughout the Proxy Statement, where appropriate.

Response: As shown in its response to Comment 1 above, and for the reason discussed below, the Trust has deleted from the paragraph describing Proposal 1 the sentence about the proposed contractual expense limitation arrangement and replaced it with the following sentence:

If the proposed repositioning described in the Proxy Statement is implemented, it is estimated that the total annual operating expense ratios (including fees and expenses of the underlying funds in which the Portfolio invests) of each class of shares of the Portfolio, for the fiscal year following the repositioning, will be lower than the total annual operating expense ratios (including fees and expenses of the underlying funds in which the Portfolio invests) of each class of shares of the Portfolio for the fiscal year ended December 31, 2016.

As shown in the section “Comparative Fee and Expense Information,” which the Trust has updated for the fiscal year ended December 31, 2016, it is expected that the estimated pro forma total annual portfolio operating expense ratio of each class of shares of the Repositioned Portfolio, before fee waiver and/or expense reimbursement, will be lower than the current total annual portfolio operating expense ratio of each class of shares of the Portfolio, before fee waiver and/or expense reimbursement. Accordingly, the Trust has included the disclosure quoted above. The Trust also has made conforming changes elsewhere in the Proxy Statement, where appropriate. In addition, to clarify the operation of the various expense limitation arrangements, the Trust has revised the discussion of the expense limitation arrangements in the section under the caption “Proposed New Management Agreement and Investment Management Fee,” as shown in its response to Comment 14 below. The revised discussion also addresses this Comment 5.

6. Comment (Contractholder Voting Instructions; Proxy Statement): Regarding the first sentence in the second paragraph of the instructions, please explain the meaning of the phrase “[t]o the extent required by applicable law” or delete it. The SEC staff notes that the relevant text discusses Contractholders’ ability to vote on the Proposals. Similarly, regarding the first sentence in the fourth paragraph under the heading “Voting Rights” in the Proxy Statement,

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please delete the phrase “to the extent required by applicable law” or explain why Contractholders would not be entitled to be present and provide voting instructions for the Portfolio at the Meeting.

Response: The Trust has revised the first sentence in the second paragraph of the instructions to read as follows:

~~To the extent required by applicable law, each~~ Each Insurance Company will offer Contractholders the opportunity to instruct it, as the record owner of all of the shares of beneficial interest in the Portfolio held by its Separate Accounts, as to how it should vote on the proposals (each a “Proposal” and together, the “Proposals”) that will be considered at the Special Meeting of Shareholders referred to in the preceding Notice and at any adjournments or postponements (the “Meeting”).

In addition, the Trust has revised the first sentence in the fourth paragraph under the heading “Voting Rights” in the Proxy Statement to read as follows:

Contractholders with amounts allocated to the Portfolio on the Record Date will be entitled to be present and provide voting instructions for the Portfolio at the Meeting with respect to shares held indirectly as of the Record Date~~, to the extent required by applicable law~~.

7. Comment (Contractholder Voting Instructions; Proxy Statement): In the penultimate sentence in the paragraph under the heading “How the Insurance Company Will Vote” in the instructions, please insert “and its affiliates” after the phrase “retained by the Insurance Company.” Likewise, in the penultimate sentence in the fourth paragraph under the heading “Voting Rights” in the Proxy Statement, please insert “and its affiliates” after the phrase “retained by the Insurance Company.” Similarly, in the final sentence in the paragraph under the heading “Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on March 28, 2017” in the Proxy Statement, please insert “and its affiliates” after the phrase “will vote shares held by the Insurance Company.”

Response: The Trust has made the requested changes.

8. Comment (Proxy Statement) (Page 3): In the discussion under the caption “Background on the Proposal,” please discuss whether the Repositioned Portfolio will have a higher risk profile than the Portfolio. The SEC staff notes that the Repositioned Portfolio has a higher exposure to equities, and may have higher portfolio turnover due to the use of the dynamic asset allocation strategy, and exposure to derivative instruments. Please also discuss DoubleLine’s performance managing the 1290 DoubleLine Fund and clarify how that will benefit investors in the Repositioned Portfolio.

Keith Gregory

February 21, 2017

Response: The Trust has revised the fifth paragraph of the discussion under the caption “Background on the Proposal” to read as follows:

The Manager noted that, although ~~Although~~ the Repositioned Portfolio would no longer be operated as a fund-of-funds, the Repositioned Portfolio, like the Portfolio, would continue to have exposure to both equity and fixed income investments and the risks associated with these investments. Below is a summary comparison of the principal investment strategies of the Portfolio and the Repositioned Portfolio:

•	The ~~Manager noted that the~~ Portfolio’s current asset allocation target is to invest approximately 45% of its assets in equity investments, 40% of its assets in fixed-income investments and 15% of its assets in alternative investments~~, all~~ through investments in Underlying Portfolios and Underlying ETFs. The Portfolio also invests according to target investment percentages for each asset category in which it invests. The term “asset category” refers to specific types of securities or other instruments within each asset class (e.g., large cap equity securities (15%), micro/small/mid cap equity securities (15%), foreign/emerging markets securities (15%), real estate investment trusts (5%), other alternative investments (10%), investment grade bonds (36%), and high yield bonds (also known as “junk bonds”) (4%)). Each target investment percentage is an approximate percentage of the Portfolio’s assets that is invested in a particular asset category through investments in Underlying Portfolios or Underlying ETFs whose individual holdings fall within such asset category. The Portfolio’s actual allocations can deviate from these amounts by up to 15% for each asset class and asset category.

•	The ~~Manager noted that the~~ Repositioned Portfolio ~~would have~~ will maintain a strategic, or typical, allocation of approximately 60% of its net assets to equity securities (or financial instruments that provide investment exposure to such securities) and approximately 40% of its net assets to fixed income securities (or financial instruments that provide investment exposure to such securities). The Repositioned Portfolio will employ a dynamic asset allocation strategy by periodically shifting allocations among asset classes and market sectors based on market opportunities. The Repositioned Portfolio’s equity allocation may range from 40% to 70% of its net assets, and its fixed income allocation may range from 30% to 60% of its net assets.

The Repositioned Portfolio’s equity allocation will consist of an actively-managed growth strategy (“Active Allocated Portion”) and a value

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February 21, 2017

strategy that seeks to track the performance of a particular index (“Index Allocated Portion”). The Active Allocated Portion will consist of a portfolio of approximately 35-50 growth stocks across a range of market capitalizations and sectors. With respect to the Index Allocated Portion, the Repositioned Portfolio will use derivatives, or a combination of derivatives, ETFs and/or direct investments, to provide a return that tracks closely the performance of the Shiller Barclays CAPE® US Sector TR USD Index. The Repositioned Portfolio’s equity allocation will consist primarily of common stocks, preferred stocks, securities convertible into common or preferred stock, rights or warrants to purchase common or preferred stock, and securities of other investment companies and ETFs.

The Repositioned Portfolio’s fixed income allocation will consist of fixed income instruments including, but not limited to, securities issued or guaranteed by the U.S. Government, its agencies, instrumentalities or sponsored corporations, foreign and domestic corporate obligations (including foreign hybrid securities); commercial and residential mortgage-backed securities; asset-backed securities; fixed income securities issued by corporations and governments in foreign countries including emerging markets issuers; bank loans and assignments; inverse floaters and interest-only and principal-only securities; inflation-indexed bonds; and other securities bearing fixed or variable interest rates of any maturity. The Repositioned Portfolio may invest in fixed income securities of any credit quality, including below investment grade securities (commonly known as “junk bonds”). Under normal market conditions, the weighted average effective duration of the Repositioned Portfolio’s fixed income allocation will be no less than two years and no more than eight years.

In implementing its dynamic asset allocation strategy, the Repositioned Portfolio may invest in derivatives, including futures, forwards, swaps and options, and other instruments rather than investing directly in equity or fixed income securities. Because DoubleLine will use derivatives to manage the Repositioned Portfolio’s exposure to different asset classes, the Repositioned Portfolio’s use of derivatives may be substantial. The Repositioned Portfolio’s holdings may be frequently adjusted to reflect DoubleLine’s assessment of changing risks, which could result in high portfolio turnover.

•	To the extent the Repositioned Portfolio generally will invest a greater percentage of its assets in equity securities and derivatives than the Portfolio, its risk profile will differ from that of the Portfolio with respect to the degree of risk associated with those investments.

Keith Gregory

February 21, 2017

Both the current investment strategy of the Portfolio and the proposed investment strategy of the Repositioned Portfolio, as well as the principal risks of the Repositioned Portfolio, are described in ~~more~~ greater detail below.

The Trust respectfully declines to make any revisions to the disclosure regarding DoubleLine’s performance managing the 1290 DoubleLine Fund. Because the 1290 DoubleLine Fund has only limited operating history, the Trust believes that the following disclosure, which currently is included in the Proxy Statement, is appropriate:

[A]lthough DoubleLine has employed the investment strategy being proposed for the Repositioned Portfolio only since March 2016 in its role as sub-adviser to the 1290 DoubleLine Fund and thus has only a short operating history with the investment strategy, the Manager believes that investors nonetheless would benefit from the enhanced range of investment experience offered by DoubleLine.

9. Comment (Proxy Statement) (Page 4): Regarding the following sentence, please clarify whether Contractholders must reallocate their investments prior to approval of Proposal 1 without costs or will they be able to reallocate their investments without transfer charges for a certain period after the Proposal is approved. Please also explain whether Contractholders will receive a separate notice explaining their transfer rights.

It was noted that Contractholders would be given the opportunity to vote on the New Management Agreement and would be able to reallocate investments without cost if they chose to do so.

Response: The Trust has revised the disclosure to read as follows:

It was noted that Contractholders would be given the opportunity to vote on the New Management Agreement and, subject to the terms described in their applicable Contracts, would be able to reallocate investments ~~without cost~~ to other investment options available under their Contracts if they chose to do so.

The Trust respectfully declines to make any further revisions to the disclosure because the terms of any reallocation would be set by a Contractholder’s Insurance Company and described in the applicable Contract.

10. Comment (Proxy Statement) (Page 5): Regarding the following sentence, please also state the aggregate amount of the Manager’s fee for the last fiscal year, prior to fee waiver.

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February 21, 2017

The investment management fee paid by the Portfolio to the Manager for the fiscal year ended December 31, 2015, was 0% of average daily net assets, after waiver.

Response: The Trust has revised the sentence to read as follows:

The investment management fee paid by the Portfolio to the Manager for the fiscal year ended December 31, ~~2015~~2016, was 0.10% of average daily net assets, before waiver, and 0% of average daily net assets, after waiver.

11. Comment (Proxy Statement) (Page 5): Regarding the following sentence under the caption “Proposed New Management Agreement and Investment Management Fee,” please revise the sentence to indicate that the Repositioned Portfolio will pay the Manager a fee at a “significantly” higher annual rate, as noted in the paragraph below the table.

If shareholders approve the proposal, under the New Management Agreement, the Repositioned Portfolio will pay the Manager an investment management fee at a higher annual rate of the Repositioned Portfolio’s average daily net assets, as follows:

Response: The Trust has made the requested change.

12. Comment (Proxy Statement) (Page 7): Regarding the penultimate paragraph under the caption “Proposed New Management Agreement and Investment Management Fee,” please confirm that the provision of the Proxy Statement to the Portfolio’s shareholders satisfies the condition of the Trust’s exemptive order with respect to providing notice of the appointment of a new sub-adviser. The SEC staff notes that the provision of the Proxy Statement alone does not, in and of itself, guarantee that a new sub-adviser has been appointed.

Response: One of the conditions of the Trust’s “manager of managers” exemptive order provides that, within 90 days of the hiring of a new sub-adviser, shareholders and Contractholders will be furnished all information about the new sub-adviser and the new sub-advisory agreement that would be included in a proxy statement. The condition also provides that the Manager will meet this condition by providing shareholders and Contractholders, within 90 days of the hiring of a new sub-adviser, with an information statement meeting the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934 (the “Exchange Act”) and the requirements of Schedule 14A under the Exchange Act.

The Trust believes that the provision of the Proxy Statement to the Portfolio’s shareholders and Contractholders satisfies this condition. The Proxy Statement furnishes all information about DoubleLine and the new sub-advisory agreement that would be included in a proxy statement seeking shareholder approval of the new sub-advisory agreement with DoubleLine, and this information meets the requirements of Regulation 14C and Schedule 14C

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February 21, 2017

under the Exchange Act, as well as the requirements of Schedule 14A under the Exchange Act. In addition, as indicated in the Proxy Statement, the Proxy Statement is being mailed to shareholders and Contractholders on or about February 28, 2017, which is within 90 days of the date (i.e., April 28, 2017) on or about which DoubleLine is expected to be hired as sub-adviser for the Portfolio, provided that shareholders approve the New Management Agreement. The Trust’s Board of Trustees has approved the new sub-advisory agreement with DoubleLine, and DoubleLine currently serves as sub-adviser for another fund advised by the Manager. The Manager has no reason to believe that DoubleLine will not be hired as sub-adviser for the Portfolio, provided that shareholders approve the New Management Agreement. Moreover, the Trust is convening a special meeting of shareholders and conducting a proxy solicitation to obtain approval of the New Management Agreement, and the cost of the meeting, including the cost of solicitation of proxies and voting instructions, will be borne by the Portfolio. Having to prepare and mail a separate information statement that furnishes, with respect to DoubleLine, the same information that will already have been furnished in the Proxy Statement would result in substantial, and unnecessary, additional costs being borne by the Portfolio.

13. Comment (Proxy Statement) (Page 7): Regarding the first paragraph under the caption “Reasons for Proposed New Management Fee,” please give an estimate of the cost to reposition the Portfolio. For example, the cost to sell the Underlying Portfolios and Underlying ETFs and purchase directly securities and derivatives for the Repositioned Portfolio. Note that costs should also be estimated as a percentage of the Portfolio’s net assets. Please also state the percentage of the Portfolio that will need to be repositioned. If accurate, please state that the Portfolio will bear the cost of the repositioning. Please also disclose any tax consequences to the Portfolio. Please include similar disclosure in the section of the Proxy Statement under the caption “Profitability and Costs” (Page 40).

Response: The Trust has added the following paragraph as a new paragraph under the caption “Reasons for Proposed New Management Fee:”

It is expected that, in connection with the Portfolio Repositioning, the Portfolio will liquidate substantially all of its portfolio holdings and hold cash, and the Repositioned Portfolio will use the cash to invest in securities that are consistent with its investment objective and principal investment strategy. The sale of portfolio holdings by the Portfolio may result in its selling securities at a disadvantageous time and price and could result in its realizing gains (or losses) that would not otherwise have been realized and incurring transaction costs that would not otherwise have been incurred. The portion of the Portfolio’s portfolio holdings that will be liquidated in connection with the Portfolio Repositioning will depend on market conditions and on DoubleLine’s assessment of the compatibility of those holdings with the Repositioned Portfolio’s investment objective and principal investment strategy. The estimated portfolio transaction costs of the Portfolio Repositioning are $6,000, or 0.016% of the Portfolio’s average daily net assets. This amount is an estimate and the actual amount may

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February 21, 2017

be materially higher or lower depending on the factors outlined above. Contractholders will not recognize any gain or loss for federal income tax purposes as a result of the Portfolio Repositioning.

In addition, the Trust has revised the fourth paragraph under the sub-caption “Expenses” under the caption “Matters Considered by the Board” to read as follows:

With respect to the New Management Agreement, the Board also considered, among other things, a comparative analysis of the actual investment management fee rate and total expense ratios for the Portfolio for the fiscal year ended December 31, 2015, and the proposed investment management fee rate and total expense ratios for the Repositioned Portfolio assuming the Portfolio Repositioning had gone into effect during the same period. The Board further considered that the proposed investment management fee schedule for the Repositioned Portfolio includes breakpoints that would reduce the investment management fee rate as Repositioned Portfolio assets increase above certain levels. The Board noted that any such reduction in the Repositioned Portfolio’s investment management fee would result in corresponding reductions in the Repositioned Portfolio’s total expense ratios. In addition, the Board considered that the Manager would agree, through at least April 30, 2018, to a contractual expense limitation arrangement that is lower than the Portfolio’s existing voluntary expense limitation arrangement~~s~~. The Board noted that, to the extent that the Manager waives fees pursuant to the expense limitation arrangement, the Repositioned Portfolio’s actual investment management fee may be lower than the Repositioned Portfolio’s contractual investment management fee. The Board further noted that the Repositioned Portfolio would incur portfolio transaction costs in connection with the Portfolio Repositioning and that such costs were expected to be reasonable when taking into account the anticipated benefits of the repositioning. Based on its review, the Board determined that the Manager’s proposed fee for the Repositioned Portfolio is fair and reasonable.

14. Comment (Proxy Statement) (Page 10, pro forma fee table): Please disclose the pro forma fee waiver. Please explain supplementally how it reduces total annual Portfolio operating expenses, since the figure seems to be the same before and after the waiver. For example, the figure is 1.24% before and after the waiver. Also, regarding footnote 2 to the pro forma fee table, please explain supplementally why the figures for the total annual Portfolio operating expenses after fee waiver in the footnote do not match those in the fee table. For example, for Class K the table indicates 0.99%, but the footnote indicates 1.00%; and for Class IB the table indicates 1.24%, but the footnote indicates 1.25%.

Response: The Trust notes that both the current operating expenses and the estimated pro forma operating expenses shown in the section “Comparative Fee and Expense Information” have been updated for the fiscal year ended December 31, 2016, and the updated fee table

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reflects the effect of the proposed contractual expense limitation arrangement. The Trust also notes that the figures for the total annual portfolio operating expenses after fee waiver and/or expense reimbursement in the fee table exceed the expense caps stated in footnote 2 by 0.03% because the expense caps exclude the 0.03% of acquired fund fees and expenses.

The Trust also notes that, to clarify the operation of the various expense limitation arrangements, it has replaced the existing discussion of the expense limitation arrangements in the section under the caption “Proposed New Management Agreement and Investment Management Fee” with the following discussion:

If the Portfolio Repositioning is implemented, the Manager would agree, through at least April 30, 2018, to a new contractual expense limitation arrangement, as described below.

Currently, the Portfolio is subject to two expense limitation arrangements — one contractual and one voluntary — under which the Manager has agreed to cap the total annual operating expense ratio of each class of shares:

•	Under the current contractual expense cap, the Manager has agreed, through April 30, 2017, to make payments or waive all or a portion of its management, administrative and other fees to limit the expenses of the Portfolio so that the annual operating expenses of the Portfolio, excluding acquired fund fees and expenses (among other items discussed later in this Proxy Statement), do not exceed an annual rate of average daily net assets of 0.65% for Class IB shares and 0.40% for Class K shares. This contractual expense limitation arrangement may be terminated by the Manager at any time after April 30, 2017.

•	Under the current voluntary expense cap, effective September 1, 2016, the Manager has agreed to make payments or waive all or a portion of its management, administrative and other fees to limit the expenses of the Portfolio so that the annual operating expenses of the Portfolio, including acquired fund fees and expenses (but excluding other items discussed later in this Proxy Statement), do not exceed an annual rate of average daily net assets of 1.35% for Class IB shares and 1.10% for Class K shares. This voluntary waiver may be reduced or discontinued at any time without notice.

Under the proposed new contractual expense cap, the Manager would agree, through at least April 30, 2018, to make payments or waive all or a portion of its management, administrative and other fees to limit the expenses of the Repositioned Portfolio so that the annual operating expenses of the Repositioned Portfolio, excluding acquired fund fees and expenses (among other items discussed later in this Proxy Statement), do not exceed an annual rate of average

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February 21, 2017

daily net assets of 1.25% for Class IB shares and 1.00% for Class K shares. This contractual expense limitation arrangement may be terminated by the Manager at any time after April 30, 2018. The proposed new contractual expense caps for the Repositioned Portfolio are lower than the current voluntary expense caps for the Portfolio. Although the proposed new contractual expense caps exclude acquired fund fees and expenses (meaning that any such expenses may cause the Repositioned Portfolio’s annual operating expenses to exceed these contractual expense caps), it is currently expected that the Repositioned Portfolio will invest in Underlying Funds or Underlying ETFs only to a limited extent.

15. Comment (Proxy Statement) (Page 11, expense examples): In the narrative for the expense examples, please include disclosure indicating that adjustments have been made to reflect fee waivers and/or expense limitation arrangements for the period for which such waivers or arrangements are expected to continue (for example, for at least one year from the effective date of the Repositioned Portfolio’s registration statement).

Response: The Trust has made the requested change.

16. Comment (Proxy Statement) (Page 11): In the table setting forth the new sub-advisory fee rate, please explain supplementally what the line item “Not applicable” means.

Response: The Trust notes that the line items “Not applicable” in the Sub-Adviser and Contractual Sub-Advisory Fee Rate columns mean that the Portfolio does not currently have a sub-adviser and that, therefore, there is no sub-advisory fee. The Trust has revised the line items to read “(No sub-adviser)” and “(No sub-advisory fee),” respectively.

17. Comment (Proxy Statement) (Page 13): In the section under the caption “Current Investment Objective and Principal Investment Strategy of the Portfolio,” please clarify that Contractholders are not being asked to approve changes to the Portfolio’s investment objective, strategies, benchmark and name. Please make these changes where applicable. Please clarify that nothing changes unless Proposal 1 is approved.

Response: The Trust has revised the first paragraph in the section under the caption “Current Investment Objective and Principal Investment Strategy of the Portfolio” to read as follows:

The current investment objective of the Portfolio is to seek long-term capital appreciation and current income, with a greater emphasis on current income. The Portfolio’s investment objective and principal investment strategy ~~is~~ are non-fundamental, which means ~~it~~ they may be changed by the Board without shareholder approval. No assurance can be given that the Portfolio will achieve its investment objective.

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February 21, 2017

In addition, the Trust has added the following sentence as the final paragraph in the section under the caption “Current Investment Objective and Principal Investment Strategy of the Portfolio:”

If shareholders do not approve the proposed New Management Agreement, then the proposed changes to the Portfolio’s investment objective, strategy and policies, and performance benchmarks, as described below, would not go into effect.

18. Comment (Proxy Statement) (Page 15): In the section under the caption “Description of Investment Strategy Changes,” please briefly discuss any material differences between the investment strategies of the Portfolio and those of the Repositioned Portfolio. For example, the Repositioned Portfolio may invest in derivatives and in companies of any capitalization and may invest without limit in foreign securities, including emerging markets. Please disclose how these strategies may differ from those of the Portfolio.

Response: The Trust has revised the first paragraph in the section under the caption “Description of Investment Strategy Changes” to read as follows:

The Portfolio ~~is~~ currently ~~operated~~ operates as a fund-of-funds, ~~and normally~~ meaning it currently invests substantially all of its assets in Underlying Portfolios and Underlying ETFs rather than investing directly in equity and debt securities and other financial instruments. ~~Subject to FMG LLC’s oversight, DoubleLine, however, would instead implement the~~ The Repositioned Portfolio~~’s~~, however, would have a new investment ~~strategies~~ strategy implemented by DoubleLine, under which the Repositioned Portfolio would invest directly in ~~through the direct purchase and sale of~~ equity and ~~debt~~ fixed income securities and ~~the use of~~ other financial instruments, including derivatives.

The Trust respectfully declines to make any further revisions to the disclosure under the caption “Description of Investment Strategy Changes.” The second and third paragraphs in this section provide a high level summary of the Repositioned Portfolio’s proposed investment strategy. This summary, followed by the detailed description of the Repositioned Portfolio’s proposed investment strategy, appears in close proximity to the detailed description of the Portfolio’s current investment strategy. The Trust believes that this presentation provides a means for shareholders thoroughly to compare the respective strategies, including the material differences between the strategies. The Trust has, however, in response to Comment 8 above, revised the disclosure under the caption “Background on the Proposal,” and the revised disclosure provides a brief discussion of the material differences between the strategies. The Trust believes that the brief discussion that the SEC staff has requested in this Comment 18 is more appropriately placed under the caption “Background on the Proposal.”

Keith Gregory

February 21, 2017

19. Comment (Proxy Statement) (Page 15): Please clarify the meaning of the following sentence: “The Repositioned Portfolio’s asset allocation will be based on an assessment of short- and long-term macroeconomic themes and an analysis of sector fundamentals and relative valuation.”

Response: The Trust respectfully declines to make any change to the disclosure. As discussed in the Proxy Statement, the strategy being proposed for the Repositioned Portfolio is the same strategy being used currently for the 1290 DoubleLine Fund, which the SEC staff reviewed in Post-Effective Amendments Nos. 7 and 34 to 1290 Funds’ registration statement on Form N-1A filed pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, for Class A, Class C, Class I, and Class R shares of the 1290 DoubleLine Fund (Accession No. 0001193125-15-382244) (November 19, 2015) and (Accession No. 0001193125-16-794568) ( December 15, 2016), respectively.

20. Comment (Proxy Statement) (Page 15): The following sentence appears in the third paragraph in the section under the caption “Description of Investment Strategy Changes:” “The Repositioned Portfolio’s equity allocation may range from 40% to 70% of its net assets, and the Repositioned Portfolio’s fixed income allocation may range from 30% to 60% of its net assets.” To provide a comparison, please disclose the equity and fixed income allocations for the Portfolio.

Response: The Trust respectfully declines to make any change to the disclosure under the caption “Description of Investment Strategy Changes.” The Trust has, however, in response to Comment 8 above, revised the disclosure under the caption “Background on the Proposal,” and the revised disclosure provides a comparison of the equity and fixed income allocations for the Portfolio and the Repositioned Portfolio. The Trust believes that the comparison that the SEC staff has requested in this Comment 20 is more appropriately placed under the caption “Background on the Proposal.”

21. Comment (Proxy Statement) (Page 15): In the section under the caption “Equity Allocation,” please briefly compare the Repositioned Portfolio’s equity strategy to the Portfolio’s equity strategy.

Response: The Trust respectfully declines to make any change to the disclosure under the caption “Equity Allocation.” The Trust has, however, in response to Comment 8 above, revised the disclosure under the caption “Background on the Proposal,” and the revised disclosure provides a brief comparison of the Portfolio’s and the Repositioned Portfolio’s equity strategies. The Trust believes that the brief comparison that the SEC staff has requested in this Comment 21 is more appropriately placed under the caption “Background on the Proposal.”

22. Comment (Proxy Statement) (Page 16): Please revise the following sentence for clarity: “The Index aims to identify undervalued sectors in the large-cap equity market based on a modified CAPE® (Cyclically Adjusted Price Earnings) ratio, which is designed to assess longer term equity valuations by using an inflation adjusted earnings horizon.”

Keith Gregory

February 21, 2017

Response: The Trust respectfully declines to make any change to the disclosure. As discussed in the Proxy Statement, the strategy being proposed for the Repositioned Portfolio is the same strategy being used currently for the 1290 DoubleLine Fund, which the SEC staff reviewed in Post-Effective Amendments Nos. 7 and 34 to 1290 Funds’ registration statement on Form N-1A filed pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, for Class A, Class C, Class I, and Class R shares of the 1290 DoubleLine Fund (Accession No. 0001193125-15-382244) (November 19, 2015) and (Accession No. 0001193125-16-794568) ( December 15, 2016), respectively.

23. Comment (Proxy Statement) (Page 16): In the following sentence, please clarify why the index would have limited availability: “The pricing of any swap transaction will reflect a number of factors that will cause the return on the swap transaction to underperform the Index, including the limited availability of the Index.”

Response: The Trust has revised the sentence to read as follows:

The pricing of any swap transaction will reflect a number of factors that will cause the return on the swap transaction to underperform the Index~~, including the limited availability of the Index~~.

24. Comment (Proxy Statement) (Page 16): In the section under the caption “Fixed Income Allocation,” please briefly compare the Repositioned Portfolio’s fixed income strategy, including duration, to the Portfolio’s fixed income strategy, including duration.

Response: The Trust respectfully declines to make any change to the disclosure under the caption “Fixed Income Allocation.” The Trust has, however, in response to Comment 8 above, revised the disclosure under the caption “Background on the Proposal,” and the revised disclosure provides a brief comparison of the Portfolio’s and the Repositioned Portfolio’s fixed income strategies. The Trust believes that the brief comparison that the SEC staff has requested in this Comment 24 is more appropriately placed under the caption “Background on the Proposal.”

25. Comment (Proxy Statement) (Page 18): In light of the following sentence, please clarify the extent to which the use of such derivatives is expected to increase under the new strategy. For example, please compare the use of derivatives by the Portfolio and the Repositioned Portfolio.

Keith Gregory

February 21, 2017

Because DoubleLine will use derivatives to manage the Repositioned Portfolio’s exposure to different asset classes, the Repositioned Portfolio’s use of derivatives may be substantial.

Response: The Trust respectfully declines to make any change to the disclosure. The current disclosure and presentation make it clear that derivatives are part of the Repositioned Portfolio’s principal investment strategy, whereas derivatives are not part of the Portfolio’s principal investment strategy. Further, the detailed discussion of the Repositioned Portfolio’s use of derivatives states, among other things, that “derivatives and other instruments may be used for a variety of purposes, including, to reduce risk, to seek enhanced returns from certain asset classes and to leverage the Repositioned Portfolio’s exposure to certain asset classes.” Moreover, the discussion states that the Repositioned Portfolio may invest in derivatives “to the extent permitted by applicable law” and, as the SEC staff noted, that the Repositioned Portfolio’s use of derivatives “may be substantial.” The Trust believes that the detailed discussion of the use of derivatives as a principal investment strategy by the Repositioned Portfolio contrasts with the absence of any discussion of the use of derivatives as a principal investment strategy by the Portfolio and indicates that the use of derivatives is expected to increase under the proposed investment strategy. The Trust believes that no further comparison is necessary.

26. Comment (Proxy Statement) (Page 32): In the chart in each “Substantially Similar Portfolio” section, to avoid confusion please consider using the defined term “1290 DoubleLine Fund” in place of the retail fund’s full name.

Response: The Trust has made the requested change.

27. Comment (Proxy Statement) (Page 33): In the first paragraph under the caption “Matters Considered by the Board,” please explain that all of the described changes are contingent upon the approval of the New Management Agreement.

Response: The Trust has made the requested change.

28. Comment (Proxy Statement) (Page 34): In the second paragraph under the caption “Matters Considered by the Board,” please revise the language “(iii) would increase the contractual investment management fee rate…” to indicate that the New Management Agreement would “significantly” increase the contractual investment management fee rate.

Response: The Trust has made the requested change.

29. Comment (Proxy Statement) (Page 34): In the fourth paragraph under the caption “Matters Considered by the Board,” please explain whether the Board considered any factors that are adverse to the proposed increase in the management fee associated with the New Management Agreement and any risks associated with DoubleLine’s new investment strategy.

Keith Gregory

February 21, 2017

Response: The Trust has revised the fourth paragraph under the caption “Matters Considered by the Board” to read as follows:

In reaching its decision to approve each Agreement with respect to the Portfolio, the Board considered the overall fairness of the Agreement and whether the Agreement was in the best interests of the Portfolio and its investors. The Board further considered all factors it deemed relevant with respect to the Portfolio and each Agreement, including: (1) the nature, quality and extent of the overall services to be provided to the Repositioned Portfolio by the Manager, the proposed Sub-Adviser and, where applicable, their respective affiliates, as well as the Portfolio’s and the Repositioned Portfolio’s respective investment objectives, strategies, policies and risks; (2) comparative performance information; (3) the level of the Repositioned Portfolio’s proposed management fee and sub-advisory fee, and the Repositioned Portfolio’s expense ratios relative to those of peer funds, as well as any fees or expenses that will be borne directly or indirectly by the Portfolio in connection with the Portfolio Repositioning; (4) the anticipated costs of the services to be provided by, and the estimated profits to be realized by, the Manager and its affiliates from their relationships with the Repositioned Portfolio; (5) the anticipated effect of growth and size on the Repositioned Portfolio’s performance and expenses, including any potential economies of scale and, if so, whether such economies of scale are equitably shared with investors; and (6) “fall out” benefits that may accrue to the Manager, the proposed Sub-Adviser and their respective affiliates (i.e., indirect benefits that the Manager or the proposed Sub-Adviser or their affiliates would be unable to generate but for the existence of the Portfolio). The Board also considered possible alternatives to the Portfolio Repositioning, including the potential benefits and detriments of maintaining the current structure. In considering each Agreement, the Board did not identify any single factor or information as all-important or controlling and each Trustee may have attributed different weight to each factor.

30. Comment (Proxy Statement) (Page 36): In the second paragraph under the sub-caption “Nature, Quality and Extent of Services,” the disclosure states that “the Manager would be responsible for, among other things, developing the investment strategy for the Repositioned Portfolio;” however, the SEC staff notes that DoubleLine is being hired to implement the dynamic asset allocation strategy. Please explain this apparent inconsistency.

Response: The Trust respectfully submits that the statements are not inconsistent. One of the conditions of the Trust’s “manager of managers” exemptive order provides that the Manager will provide general management services to the Portfolio, including overall supervisory responsibility for the general management and investment of the Portfolio’s securities portfolio, and, subject to review and approval by the Board, will set the Portfolio’s overall investment strategies. The Trust has, however, clarified the disclosure to read as follows: “the Manager would be responsible for, among other things, developing the investment ~~strategy~~ objective and investment policies for the Repositioned Portfolio.”

Keith Gregory

February 21, 2017

31. Comment (Proxy Statement) (Page 40): In the penultimate paragraph under the sub-caption “Expenses,” please consider the appropriateness of the following statement in light of the fact that the Portfolio’s contractual investment management fee may be higher because the fee waiver is subject to termination:

The Board noted that, to the extent that the Manager waives fees pursuant to the expense limitation arrangement, the Repositioned Portfolio’s actual investment management fee may be lower than the Repositioned Portfolio’s contractual investment management fee.

Response: The Trust believes that the statement is appropriate. The Repositioned Portfolio would pay a contractual investment management fee at a maximum annual rate of 0.75% of average daily net assets. To the extent that the Manager waives fees pursuant to the expense limitation arrangement, the Repositioned Portfolio’s actual (i.e., net of waiver) investment management fee may be lower than the Repositioned Portfolio’s contractual (i.e., gross of waiver) investment management fee. If the Manager were to terminate the expense limitation arrangement after April 30, 2018, the Repositioned Portfolio’s actual investment management fee may be higher, but its contractual investment management fee would not.

32. Comment (Proxy Statement) (Page 43): Under the caption “Implementation,” you state that if the New Management Agreement is approved by shareholders, it would become effective upon the appointment of DoubleLine as the new sub-adviser. Please discuss what would happen if DoubleLine is not appointed as the new sub-adviser.

Response: The Trust has revised the second paragraph, and added a new, third paragraph, under the caption “Implementation,” as follows:

If shareholders approve the New Management Agreement ~~is approved by shareholders~~, it would become effective upon the appointment of DoubleLine as the new sub-adviser to the Repositioned Portfolio. The appointment of DoubleLine is subject to the execution of a sub-advisory agreement between the Manager and DoubleLine. It is expected that the appointment of DoubleLine would occur on or about April 28, 2017. ~~At that time, it is expected that the Portfolio’s name would be changed to the 1290 VT DoubleLine Dynamic Allocation Portfolio.~~

If shareholders do not approve the New Management Agreement, or if a sub-advisory agreement between the Manager and DoubleLine is not executed, then the retention of DoubleLine as sub-adviser for the Portfolio and the proposed changes to the Portfolio’s investment objective, strategy and policies,

Keith Gregory

February 21, 2017

performance benchmarks, and name would not go into effect. Instead, the Portfolio would continue to operate as a “fund-of-funds” in accordance with its current investment objective and strategy and its investment management fee rate would remain unchanged. In that event, the Board may further consider other alternatives for the Portfolio, such as liquidating the Portfolio or reorganizing the Portfolio into another investment company.

33. Comment (Proxy Statement) (Page 44): In the Background relating to Proposals 2.A. through 2.H., please disclose whether or not the proposed amendments to the Portfolio’s investment restrictions will have a material affect on the manner in which the Repositioned Portfolio will invest or operate or on any risk factors.

Response: The Trust respectfully declines to make any change to the disclosure. Although the proposed amendments to the Portfolio’s fundamental investment restrictions described in Proposal 2 will not have a material affect on the manner in which the Repositioned Portfolio will invest or operate or on any risk factors, the Trust believes that such a statement has the potential to confuse or mislead investors in light of the proposed changes to the Portfolio’s non-fundamental investment objective, strategy and policies in connection with the Portfolio Repositioning described in Proposal 1, which will have a material affect on the manner in which the Repositioned Portfolio will invest and operate and on risk factors. The Trust believes that the following statement, which is disclosed in the final paragraph in the Background, is appropriate, considering both of the proposals on which shareholders are being asked to vote:

Any material changes to the manner in which the Portfolio invests or operates or to the investment risks associated with the Portfolio in response to the amended investment restrictions would require consideration by the Board and disclosure in the Portfolio’s prospectus or SAI, as appropriate.

34. Comment (Proxy Statement) (Page 44): In the Background relating to Proposals 2.A. through 2.H., please clarify the meaning of the parenthetical text in the context of the following sentence. It is confusing as currently drafted.

While the proposed amendments are intended to provide the Manager and, if retained, the proposed Sub-Adviser with greater flexibility in managing the Portfolio’s assets, the Portfolio would continue to be managed subject to the limitations imposed by the 1940 Act, as well as the investment objective, strategies and policies (as they may be changed in connection with Proposal 1) expressed in the Portfolio’s prospectus and statement of additional information (“SAI”).

Response: After considering the SEC staff’s comment, the Trust believes that the parenthetical is unnecessary and has revised the paragraph to delete the parenthetical.

Keith Gregory

February 21, 2017

35. Comment (Proxy Statement): With respect to Proposals 2.A. through 2.H. generally, please note that the SEC staff expects that the Portfolio will explain in its SAI the 1940 Act requirements for each investment restriction. This global comment applies to each proposed investment restriction that includes the language “to the extent permitted under the 1940 Act” or similar language.

Response: The Trust so notes the SEC staff’s comment.

36. Comment (Proxy Statement): For certain of Proposals 2.A. through 2.H., the disclosure includes a discussion of risks in the discussion section relating to the relevant investment restriction, while for other Proposals, the disclosure does not. For example, risks are discussed with respect to the Proposals relating to borrowing, commodities, and loans, while no risks are discussed with respect to the Proposals relating to senior securities and concentration. Unless otherwise noted, please disclose the risks relating to a Proposal in its discussion section.

Response: The Trust has revised the first paragraph under the Discussion of Proposal 2.C. to read as follows:

The 1940 Act requires a fund to set forth a fundamental investment restriction indicating the extent to which the fund may engage in the issuance of senior securities. Under the 1940 Act, an open-end fund may not issue “senior securities,” a term that is defined, generally, to refer to obligations that have a priority over the fund’s shares with respect to the distribution of fund assets or the payment of dividends. SEC staff guidance and interpretations, however, permit a fund, provided certain conditions are met, to engage in a number of types of transactions that might otherwise be considered to create senior securities, including short sales, certain options and futures transactions, reverse repurchase agreements and securities transactions that obligate the fund to pay money at a future date (such as when-issued, forward commitment and delayed delivery transactions). To the extent that the Portfolio engages in these types of transactions, it would be subject to the risks associated with leveraging, as described in Proposal 2.B.

In this regard, the Trust notes that it does not believe that it is necessary to repeat in Proposal 2.C. the same leverage risk disclosure that appears in Proposal 2.B.

The Trust has revised the first paragraph under the Discussion of Proposal 2.D. to read as follows:

The 1940 Act requires a fund to set forth a fundamental investment restriction indicating the extent to which the fund may engage in the business of underwriting securities issued by others. Under the federal securities laws, a person may be deemed to be an “underwriter” if the person purchases securities

Keith Gregory

February 21, 2017

from another issuer with the intention of reselling such securities to the public. However, a fund may purchase securities (such as restricted securities) in a private transaction for investment purposes and later resell such securities to institutional or other investors. In these circumstances, a fund may be considered to be within the technical definition of an underwriter under the federal securities laws notwithstanding the fact that the fund does not hold itself out as being engaged in the business of underwriting. Under the Securities Act of 1933, as amended, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus.

The Trust has added the following disclosure as a new, fourth paragraph under the Discussion of Proposal 2.F.:

Real estate-related investments may decline in value as a result of factors affecting the real estate industry. Real estate is a cyclical business, highly sensitive to supply and demand, general and local economic developments and characterized by intense competition and periodic overbuilding. Real estate income and values also may be greatly affected by demographic trends, such as population shifts or changing tastes and values. Losses may occur from casualty or condemnation, and government actions, such as tax increases, zoning law changes, regulatory limitations on rents, or environmental regulations, also may have a major impact on real estate. The availability of mortgages and changes in interest rates may also affect real estate values.

37. Comment (Proxy Statement): In Proposal 2.A., please clarify why there are two different statements of the restriction relating to diversification in the box.

Response: The Trust respectfully declines to make any revisions to the disclosure. The Trust notes, however, that the two sentences state the first and second “prongs,” respectively, of the requirement for a “diversified company” under Section 5(b)(1) of the 1940 Act and are intended to be read together. The first sentence states the requirement that the Portfolio may not, with respect to 75% of its total assets, invest in a security if, as a result of such investment, more than 5% of the Portfolio’s total assets would be invested in the securities of a single issuer. The second sentence states the requirement that the Portfolio may not, with respect to 75% of its total assets, invest in a security if, as a result of such investment, the Portfolio would hold more than 10% of the outstanding voting securities of any one issuer. The Trust also notes that the Trust’s series were registered at different times and that, although the format of the diversification restriction may vary (i.e., some series, like the Portfolio, state each prong in its own sentence, while other series state both prongs in the same sentence), the substance of the diversification restriction is the same. In addition, the Trust notes that, as stated in the Proxy Statement, one of the goals of Proposals 2.A. through 2.H. is to make the investment restrictions for all series consistent where it is possible to do so.

Keith Gregory

February 21, 2017

38. Comment (Proxy Statement): In Proposal 2.B., please explain the meaning of “other costs” in the final sentence of the last paragraph.

Response: The Trust has revised the final sentence of the last paragraph to read as follows:

“In addition, any money borrowed will be subject to interest and other costs (e.g., closing costs and commitment fees), which may raise the Portfolio’s overall expenses and reduce its returns.”

39. Comment (Proxy Statement): In Proposal 2.H., please disclose in the discussion that a loan could be an illiquid investment and that no more than 15% of the Portfolio’s assets may be in illiquid investments. In the discussion, please also describe any types of lending that the Portfolio would be permitted to do if the Proposal is approved, that the Portfolio cannot do under the existing investment restriction.

Response: The Trust has revised the fourth paragraph under the Discussion of Proposal 2.H. to read as follows:

The proposed amendment would allow the Portfolio to engage in all forms of lending (including loans of cash and portfolio securities) — and thus become a creditor — to the full extent permitted under the 1940 Act and related interpretations, as in effect from time to time. Thus, the Portfolio would continue to be able to engage in the types of transactions presently permitted by the current investment restriction, such as securities loans and repurchase agreements, as well as to engage in other activities that could be deemed to be lending, such as the acquisition of loans, loan participations and other forms of debt instruments. Loans and debt instruments involve the risk that the party responsible for repaying a loan or paying the principal and interest on a debt instrument will not meet its obligation. In the event that a loan is considered illiquid, the Portfolio will be limited in the amount of illiquid assets it may purchase. The current SEC position generally limits a fund’s holdings of illiquid securities to 15% of net assets.

In addition, the Trust confirms that the discussion describes the types of lending that the Portfolio would be permitted to do if the Proposal is approved. The Trust respectfully declines to make any further changes to the disclosure.

40. Comment (Proxy Statement): Please explain supplementally why disclosure relating to broker non-votes is included in a proxy statement provided to Contractholders of a variable insurance product fund. Is this disclosure applicable? If not, please delete the disclosure.

Keith Gregory

February 21, 2017

Response: The disclosure relating to broker non-votes is inapplicable and has been deleted. The fourth paragraph under the heading “Voting Information — Required Shareholder Vote” has been revised as follows:

Abstentions ~~and broker non-votes (i.e., shares held by brokers who do not have discretionary authority to vote on a particular matter and for which the brokers have not received voting instructions from their customers)~~ are counted as shares present at the Meeting in determining whether a quorum is present but do not count as votes cast for or against a Proposal. Therefore, abstentions ~~and broker non-votes~~ will have the same effect as a vote “against” each Proposal because each Proposal requires the affirmative vote of a specified majority of the Portfolio’s outstanding voting securities.

41. Comment (Proxy Statement): Please confirm that no proxy solicitor will be used. If a proxy solicitor will be used, please state the name of the solicitor, the material terms of the solicitation agreement, the anticipated cost thereof, and any other information required by Item 4 of Schedule 14A.

Response: The Trust confirms that it does not expect to engage a proxy solicitor.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Enclosures

cc:	Patricia Louie, Esq.

Kiesha Astwood-Smith, Esq.

Michael Weiner, Esq.

Anthony Geron, Esq.

AXA Equitable Funds Management Group LLC